                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1995

                           COMMISSION FILE NO. 1-7410

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA 15258-0001

              (Full title of the Plan and the address of the Plan)

                            MELLON BANK CORPORATION
                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA 15258-0001

                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                  address of its principal executive office)

                            MELLON BANK CORPORATION
                            RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Independent Auditors' Report........................................ F-3
Financial Statements:
  Statements of Net Assets Available for Plan Benefits With Fund
   Information...................................................... F-4 - F-5
  Statements of Changes in Net Assets Available for Plan Benefits
   With Fund Information............................................ F-6 - F-7
  Notes to Financial Statements..................................... F-8 - F-14
Schedule 1--Item 27(a)--Assets Held for Investment Purposes (at the
 end of the plan year).............................................. F-15
Schedule 2--Item 27(d)--Reportable Transactions--Single
 Transactions....................................................... F-16
Schedule 3--Item 27(d)--Reportable Transactions--Series
 Transactions....................................................... F-17

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because there is no information to report.

[LOGO OF KPMG PEAT MARWICK LLP]


One Mellon Bank Center   Telephone 412 391 9710          Telefax 412 391 8963
Pittsburgh, PA 15219     Telex 7106642199 PMM & CO PGH




                         INDEPENDENT AUDITORS' REPORT

Corporate Benefits Committee Mellon Bank Corporation:

  We have audited the accompanying statements of net assets available for plan benefits with fund information of the Mellon Bank Corporation Retirement Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon Bank Corporation Retirement Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

June 10, 1996

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               DECEMBER 31, 1995

                                                                                               NON-PARTICIPANT
                                                       PARTICIPANT DIRECTED                       DIRECTED
                                      -------------------------------------------------------- ---------------
                                        INCOME       BOND        STOCK     BALANCED    LOAN       EMPLOYER
                            TOTAL        FUND        FUND        FUND        FUND      FUND      STOCK FUND
                         ------------ ----------  ----------  ----------- ---------- --------- ---------------
         ASSETS
Non-interest bearing
 cash................... $  1,663,603   (296,954)    (62,166)   1,117,637    910,118        --       (5,032)
Investments, at fair
 value:
 Collective trust
  funds.................  261,421,960 60,762,619  19,005,657   98,486,105 83,125,538        --       42,041
 Mellon Bank
  Corporation
  common stock..........   95,060,713         --          --           --         --        --   95,060,713
 Loans to participants..    8,710,727         --          --           --         -- 8,710,727           --
                         ------------ ----------  ----------  ----------- ---------- ---------   ----------
   Total investments....  365,193,400 60,762,619  19,005,657   98,486,105 83,125,538 8,710,727   95,102,754
Contributions
 receivable:
 Employer matching
  contributions.........      776,014         --          --           --         --        --      776,014
 Employer contributions
  made pursuant to
  employee salary
  reduction agreements..    1,290,989    162,770      80,063      441,828    347,291   258,537           --
                         ------------ ----------  ----------  ----------- ---------- ---------   ----------
   Total contributions
    receivable..........    2,066,503    162,770      80,063      441,828    347,291   258,537      776,014
Interest and dividends
 receivable.............      381,666     56,149         543        2,887    223,150    87,087       11,850
Other receivable........       47,969         --      44,236        3,733         --        --           --
                         ------------ ----------  ----------  ----------- ---------- ---------   ----------
   Total assets.........  369,353,141 60,684,584  19,068,333  100,052,190 84,606,097 9,056,351   95,885,586
      LIABILITIES
Excess contributions
 payable to plan
 participants (note 5)..      493,154     41,921      33,071      189,388    113,190        --      115,584
Other payable...........       63,149     49,539          --           --      3,966        --        9,644
                         ------------ ----------  ----------  ----------- ---------- ---------   ----------
   Net assets available
    for plan benefits
    (note 7)............ $368,796,838 60,593,124  19,035,262   99,862,802 84,488,941 9,056,351   95,760,358
                         ============ ==========  ==========  =========== ========== =========   ==========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               DECEMBER 31, 1994

                                                                                              NON-PARTICIPANT
                                                        PARTICIPANT DIRECTED                     DIRECTED
                                        ----------------------------------------------------- ---------------
                                          INCOME      BOND      STOCK     BALANCED    LOAN       EMPLOYER
                              TOTAL        FUND       FUND       FUND       FUND      FUND      STOCK FUND
                           ------------ ---------- ---------- ---------- ---------- --------- ---------------
         ASSETS
Investments, at fair
 value:
 Collective trust funds..  $214,313,371 62,866,653 16,771,709 68,755,973 65,894,631        --       24,405
 Mellon Bank Corporation
  common stock...........    50,839,950         --         --         --         --        --   50,839,950
 Loans to participants...     8,894,428         --         --         --         -- 8,894,428           --
                           ------------ ---------- ---------- ---------- ---------- ---------   ----------
   Total investments.....   274,047,749 62,866,653 16,771,709 68,755,973 65,894,631 8,894,428   50,864,355
Contributions receivable:
 Employer matching
  contributions..........       823,806         --         --         --         --        --      823,806
 Employer contributions
  made pursuant to
  employee salary
  reduction agreements...     1,224,826    201,279     97,677    402,577    393,007   130,286           --
                           ------------ ---------- ---------- ---------- ---------- ---------   ----------
   Total contributions
    receivable...........     2,048,632    201,279     97,677    402,577    393,007   130,286      823,806
Interest and dividends
 receivable..............       395,720     99,221        864      3,936    248,229    43,429           41
Due from broker for
 securities sold.........         3,502         --         --         --         --        --        3,502
                           ------------ ---------- ---------- ---------- ---------- ---------   ----------
   Total assets..........   276,495,603 63,167,153 16,870,250 69,162,486 66,535,867 9,068,143   51,691,704
       LIABILITIES
Due to broker for
 securities purchased....           507         --         --         --         --        --          507
Excess contributions
 payable to plan
 participants (note 5).....     544,401     66,340     27,174    178,490    174,977        --       97,420
                           ------------ ---------- ---------- ---------- ---------- ---------   ----------
   Net assets available
    for plan benefits
    (note 7)...............$275,950,695 63,100,813 16,843,076 68,983,996 66,360,890 9,068,143   51,593,777
                           ============ ========== ========== ========== ========== =========   ==========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                    NON-PARTICIPANT
                                                         PARTICIPANT DIRECTED                          DIRECTED
                                        ----------------------------------------------------------  ---------------
                                          INCOME       BOND       STOCK      BALANCED      LOAN        EMPLOYER
                             TOTAL         FUND        FUND        FUND        FUND        FUND       STOCK FUND
                          ------------  ----------  ----------  ----------  ----------  ----------  ---------------
Contributions:
 Employer matching
  contributions.........  $ 10,245,587          --          --          --          --          --    10,245,587
 Employer contributions
  made pursuant to
  employee salary
  reduction agreements..    27,039,092   4,632,857   2,213,166  10,986,510   9,206,559          --            --
   Less excess
    contributions
    (note 5)............       493,154      41,921      33,071     189,388     113,190          --       115,584
                          ------------  ----------  ----------  ----------  ----------  ----------    ----------
     Total
      contributions.....    36,791,525   4,590,936   2,180,095  10,797,122   9,093,369          --    10,130,003
Investment income:
 Dividends from Mellon
  Bank Corporation
  common stock..........     3,412,870          --          --          --          --          --     3,412,870
 Net realized gain and
  unrealized
  appreciation on
  Mellon Bank
  Corporation common
  stock.................    38,775,675          --          --          --          --          --    38,775,675
 Collective trust funds
  income................     6,884,207   3,682,158      32,240     116,165   3,051,635          --         2,009
 Net realized gain and
  unrealized
  appreciation on
  collective trust
  funds.................    45,398,591          --   3,039,930  25,730,479  16,628,182          --            --
 Interest income on
  loans to
  participants..........       992,621          --          --          --          --     992,621            --
                          ------------  ----------  ----------  ----------  ----------  ----------    ----------
     Total investment
      income............    95,463,964   3,682,158   3,072,170  25,846,644  19,679,817     992,621    42,190,554
Participants'
 withdrawals............   (30,003,123) (7,045,044) (1,761,160) (7,248,672) (6,878,278) (1,179,089)   (5,890,880)
Net interfund transfers.            --    (163,936)   (361,552)  2,926,117  (2,516,337)    174,676       (58,968)
                          ------------  ----------  ----------  ----------  ----------  ----------    ----------
     Net (decrease)
      increase..........   102,252,366   1,064,114   3,129,553  32,321,211  19,378,571     (11,792)   46,370,709
Net transfers from the
 Plan (note 8)..........    (9,406,223) (3,571,803)   (937,367) (1,442,405) (1,250,520)         --    (2,204,128)
Net assets available for
 plan benefits (note 7):
 Beginning of year......   275,950,695  63,100,813  16,843,076  68,983,996  66,360,890   9,068,143    51,593,777
                          ------------  ----------  ----------  ----------  ----------  ----------    ----------
 End of year............  $368,796,838  60,593,124  19,035,262  99,862,802  84,488,941   9,056,351    95,760,358
                          ============  ==========  ==========  ==========  ==========  ==========    ==========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                    NON-PARTICIPANT
                                                         PARTICIPANT DIRECTED                          DIRECTED
                                        ----------------------------------------------------------  ---------------
                                          INCOME        BOND       STOCK      BALANCED     LOAN        EMPLOYER
                             TOTAL         FUND         FUND        FUND        FUND       FUND       STOCK FUND
                          ------------  -----------  ----------  ----------  ----------  ---------  ---------------
Contributions:
 Employer matching
  contributions.........  $ 10,135,954           --          --          --          --         --    10,135,954
 Employer contributions
  made pursuant to
  employee salary
  reduction agreements..    26,400,420    4,870,340   2,485,409   9,640,578   9,404,093         --            --
   Less excess
    contributions
    (note 5)............       544,401       66,340      27,174     178,490     174,977         --        97,420
                          ------------  -----------  ----------  ----------  ----------  ---------    ----------
     Total
      contributions.....    35,991,973    4,804,000   2,458,235   9,462,088   9,229,116         --    10,038,534
Investment income:
 Dividends from Mellon
  Bank Corporation
  common stock..........     2,447,371           --          --          --          --         --     2,447,371
 Net realized loss and
  unrealized
  depreciation on
  Mellon Bank
  Corporation common
  stock.................    (7,887,372)          --          --          --          --         --    (7,887,372)
 Collective trust funds
  income................     5,306,473    2,671,016      18,949      77,300   2,538,277         --           931
 Net realized gain
  (loss) and unrealized
  appreciation
  (depreciation) on
  collective trust
  funds.................    (2,204,772)          --    (636,595)    967,543  (2,535,720)        --            --
 Interest income on
  loans to
  participants..........       918,618           --          --          --          --    918,618            --
                          ------------  -----------  ----------  ----------  ----------  ---------    ----------
     Total investment
      income (loss).....    (1,419,682)   2,671,016    (617,646)  1,044,843       2,557    918,618    (5,439,070)
Participants'
 withdrawals............   (36,080,211) (10,759,128) (2,329,802) (6,884,810) (7,565,514)  (683,291)   (7,857,666)
Net interfund transfers.            --     (494,158) (1,364,785)  1,557,352    (313,333)   687,699       (72,775)
                          ------------  -----------  ----------  ----------  ----------  ---------    ----------
     Net (decrease)
      increase..........    (1,507,920)  (3,778,270) (1,853,998)  5,179,473   1,352,826    923,026    (3,330,977)
Net assets available for
 plan benefits (note 7):
 Beginning of year......   277,458,615   66,879,083  18,697,074  63,804,523  65,008,064  8,145,117    54,924,754
                          ------------  -----------  ----------  ----------  ----------  ---------    ----------
 End of year............  $275,950,695   63,100,813  16,843,076  68,983,996  66,360,890  9,068,143    51,593,777
                          ============  ===========  ==========  ==========  ==========  =========    ==========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1994

(1) DESCRIPTION OF THE PLAN

  The following description of the Mellon Bank Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members are appointed by the Board of Directors of Mellon Bank Corporation (the Corporation). The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

  The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Corporation.

  Participants in the Plan may direct the investment of salary reduction contributions to any of four collective trust fund investments: the Income Fund, Bond Fund, Stock Fund and Balanced Fund. The Loan Fund is comprised of loans to participants. The Employer Stock Fund is maintained exclusively for investment of employer matching contributions.

 New Investment Options

  As of April 1, 1996, participants in the Plan have the option of investing their contributions through salary deferrals to one of the following mutual funds: Dreyfus Institutional Prime Money Market Fund, Dreyfus-Certus Stable Value Fund, Dreyfus Bond Market Index Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Premier Small Company Fund, Warburg-Pincus International Equity Fund, Dreyfus LifeTime Portfolios, Inc-- Income Portfolio, Dreyfus LifeTime Portfolios, Inc--Growth and Income Portfolio, and Dreyfus LifeTime Portfolios, Inc--Growth Portfolio.

  On May 13, 1996 an in-kind transfer of the Plan's investments' in the EB Temporary Investment Fund, EB MBA Government Corporate Index Fund, EB Stock Index Fund, EB Stock Fund, and EB Intermediate Bond Fund was completed to the following mutual funds: Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus LifeTime Portfolios, Inc.--Growth and Income Portfolio, and Dreyfus Institutional S&P 500 Stock Index Fund. The investment balances transferred into the mutual funds were based on the participant's respective interest in the Income, Bond, Stock, and Balanced Funds. Starting in June 1996, participants could elect to transfer their investment balances among all 10 mutual funds listed in the above paragraph.

  The rights of participants to their account balances, which include salary reduction, employer matching and employer discretionary contributions, are nonforfeitable. In the event the Plan is terminated, such account balances shall be distributed to the participants.

 Contributions

  An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service for the purposes of making employee salary reduction contributions or upon receipt of an employer matching or discretionary contribution. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

  Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's total compensation but may not exceed the annual dollar limit prescribed by the tax laws ($9,240 in 1995 and 1994). Employees may change the rate of contribution or discontinue contributions at any time.

  Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the accounts of each participant.

  Each month, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock with a fair market value equal to the matching contribution. For this purpose, the fair market value of the stock is established using the average of the high and low prices of the stock as reported on the New York Stock Exchange composite stock tape for the last business day of the month for which the contribution is to be made.

 Distributions

  Unless the participant elects otherwise, distribution of a participant's account balance occurs upon termination of employment but begins not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

 Loans to Participants

  Loans are made available to all requesting participants in amounts up to the lesser of $50,000 or one-half of the participant's account balance which is not invested in the Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Financial Statements

  The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note
7). The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

 Investments

  Investments in common stock, traded on securities exchanges, are valued at the last reported sales price of such securities on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

  Purchases and sales of securities are reflected on a trade-date accounting basis.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

  In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

  Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Reclassification of Prior Year's Statements

  Certain items previously reported have been reclassified to conform with the current year's reporting format.

(3) INVESTMENT PROGRAMS

  Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The four funds listed below were the investment options for salary reduction contributions as of December 31, 1995. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in common, collective, group or pooled funds.

  (a) Income Fund

   The purpose of this fund is to invest in short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

  (b) Bond Fund

   The purpose of this fund is to invest in any obligation, secured or unsecured, where the rate of return is fixed or determinable under the terms of the security. The types of securities in which the Bond Fund may invest include bonds, notes, mortgages and preferred stocks.

  (c) Stock Fund

   The purpose of this fund is to invest in common stocks, convertible preferred stocks and bonds or other equity securities.

  (d) Balanced Fund

   The purpose of this fund is to "balance" the expected higher long-term total returns of equity investments with the higher current income and lower expected volatility available through fixed income securities. The types of investments in which the Balanced Fund may invest include common stocks, securities convertible into common stocks, publicly-traded bonds, short-term money market investments, financial futures instruments, real estate, joint ventures, partnerships, short-term debt obligations and any common, collective, group or pooled fund(s).

  All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment purpose consistent with the purposes of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.

  Employer matching and discretionary contributions are invested in the Corporation's common stock and held in the Employer Stock Fund.

  The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

(4) FEDERAL INCOME TAXES

  The Internal Revenue Service (IRS) issued its latest determination on May 11, 1993, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended and restated to conform with current tax law changes. In the opinion of the Plan Administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5) DISTRIBUTION OF EXCESS CONTRIBUTIONS

  It is the Corporation's intention to operate the Plan in accordance with the requirements of Code sections 401(k) and 401(m) which outline the application of the nondiscrimination test to salary reduction and employer matching contributions. Corrective distributions (representing excess contributions and associated earnings) of $493,154 in 1995 and $544,401 in 1994 were distributed to certain highly compensated employees for the Plan to pass the test.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(6) INVESTMENTS

  Investments of each fund as of December 31, 1995, were as follows:

                                                              MARKET VALUE
                                                          --------------------
                                  NUMBER OF
                                    SHARES                  PER
             FUND                  OR UNITS      COST      UNIT      TOTAL
             ----                 ---------- ------------ ------- ------------
INCOME FUND:
  EB Temporary Investment........ 60,762,619 $ 60,762,619 $  1.00 $ 60,762,619*
BOND FUND:
  EB MBA Government Corporate
   Bond Index....................     50,585   17,119,045  368.42   18,636,937*
  EB Temporary Investment........    368,720      368,720    1.00      368,720
                                             ------------         ------------
    Total Bond Fund..............              17,487,765           19,005,657
STOCK FUND:
  EB Stock Index.................    171,965   52,470,484  568.59   97,779,255*
  EB Temporary Investment........    706,850      706,850    1.00      706,850
                                             ------------         ------------
    Total Stock Fund.............              53,177,334           98,486,105
BALANCED FUND:
  EB Intermediate Bond...........    348,761   17,967,263   53.72   18,738,157*
  EB Stock.......................    445,397   39,496,262  135.50   60,352,721*
  EB Temporary Investment........  4,034,660    4,034,660    1.00    4,034,660
                                             ------------         ------------
    Total Balanced Fund..........              61,498,185           83,125,538
EMPLOYER STOCK FUND:
  EB Temporary Investment........     42,041       42,041    1.00       42,041
                                             ------------         ------------
    Total collective trust funds.             192,967,944          261,421,960
                                             ------------         ------------
EMPLOYER STOCK FUND:
  Mellon Bank Corporation common
   stock.........................  1,768,571   49,416,248   53.75   95,060,713*
LOAN FUND:
  Loans to participants..........         --    8,710,727      --    8,710,727
                                             ------------         ------------
    Total investments............            $251,094,919         $365,193,400
                                             ============         ============

- --------
*Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

  Each of the collective trust funds listed above is managed by the Trustee.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

  Investments of each fund as of December 31, 1994, were as follows:

                                                              MARKET VALUE
                                                          --------------------
                                  NUMBER OF
                                    SHARES                  PER
             FUND                  OR UNITS      COST      UNIT      TOTAL
             ----                 ---------- ------------ ------- ------------
INCOME FUND:
  EB Temporary Investment........ 62,866,653 $ 62,866,653 $  1.00 $ 62,866,653*
BOND FUND:
  EB MBA Government Corporate
   Bond Index....................     52,739   16,466,688  308.86   16,288,821*
  EB Temporary Investment........    482,888      482,888    1.00      482,888
                                             ------------         ------------
    Total Bond Fund..............              16,949,576           16,771,709
STOCK FUND:
  EB Stock Index.................    160,685   43,408,331  413.56   66,453,628*
  EB Temporary Investment........  2,302,345    2,302,345    1.00    2,302,345
                                             ------------         ------------
    Total Stock Fund.............              45,710,676           68,755,973
BALANCED FUND:
  EB Intermediate Bond...........    468,706   24,320,883   50.05   23,457,756*
  EB Stock.......................    394,515   31,661,308   98.87   39,005,389*
  EB Temporary Investment........  3,431,486    3,431,486    1.00    3,431,486
                                             ------------         ------------
    Total Balanced Fund..........              59,413,677           65,894,631
EMPLOYER STOCK FUND:
  EB Temporary Investment........     24,405       24,405    1.00       24,405
                                             ------------         ------------
    Total collective trust funds.             184,964,987          214,313,371
                                             ------------         ------------
EMPLOYER STOCK FUND:
  Mellon Bank Corporation common
   stock.........................  1,660,080   42,475,008  30.625   50,839,950*
LOAN FUND:
  Loans to participants..........         --    8,894,428      --    8,894,428
                                             ------------         ------------
    Total investments............            $236,334,423         $274,047,749
                                             ============         ============

- --------
*Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

  Each of the collective trust funds listed above is managed by the Trustee.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(7) RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

  Benefits payable to withdrawing participants of $3,492,698 in 1995 and $4,305,265 in 1994 are included as a component of net assets available for plan benefits in the respective financial statements which differs from the basis used to prepare the Plan's Form 5500. Accordingly, reconciliations are presented below for the years ended December 31, 1995 and 1994:

          RECONCILIATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                            AS REPORTED
                                   AS REPORTED                              IN FINANCIAL
YEAR        DESCRIPTION            IN FORM 5500         ADJUSTMENT           STATEMENTS
- ----        -----------            ------------         -----------         ------------
1995      Benefits payable          $3,492,698          (3,492,698)              --
1994      Benefits payable           4,305,265          (4,305,265)              --

             RECONCILIATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                                  AS REPORTED
                                                          AS REPORTED             IN FINANCIAL
YEAR                      DESCRIPTION                     IN FORM 5500 ADJUSTMENT  STATEMENTS
- ----                      -----------                     ------------ ---------- ------------
1995  Participant withdrawals                              29,190,556    812,567   30,003,123
      End of year--net assets available for plan benefits 365,304,140  3,492,698  368,796,838
1994  Participant withdrawals                              34,029,447  2,050,764   36,080,211
      End of year--net assets available for plan benefits 271,645,430  4,305,265  275,950,695

(8) PLAN TRANSFERS

 Transfer to CMSS Retirement Savings Plan

  On December 30, 1994, Mellon Financial Services Corporation, a wholly owned subsidiary of Mellon Bank Corporation, and Chemical Shareholder Services Partner, Inc., a wholly owned subsidiary of Chemical Banking Corporation, entered into an agreement to form a joint venture, Chemical Mellon Shareholders Services (CMSS). Pursuant to this formation agreement, certain employees of Mellon Bank Corporation were employed by CMSS. As contemplated by this agreement $8,667,822 in Plan assets, representing the account balances of these employees, were transferred during 1995 to a similar plan maintained by CMSS, the CMSS Savings Plan.

 Transfer to the First Data Corporation Incentive Savings Plan

  On May 6, 1994, The Boston Company (TBC), a wholly owned subsidiary of Mellon Bank Corporation, and The Shareholders Services Group (TSSG) entered into a Transition Agreement as part of a sale of certain businesses by TBC to TSSG. As required by this agreement, $738,401 in assets of certain participants in the Plan were transferred during 1995 to a plan sponsored by TSSG's parent company, the First Data Corporation Incentive Savings Plan.

                                                                      SCHEDULE 1

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                                PLAN NUMBER: 001

 ITEM 27(A)--ASSETS HELD FOR INVESTMENT PURPOSES (AT THE END OF THE PLAN YEAR)

                               DECEMBER 31, 1995

 COLUMN A           COLUMN B                      COLUMN C               COLUMN D        COLUMN E
 -------- ---------------------------- -----------------------------   ------------    -------------
          IDENTITY OF ISSUE, BORROWER,
            LESSOR OR SIMILAR PARTY      DESCRIPTION OF INVESTMENT         COST        CURRENT VALUE
          ---------------------------- -----------------------------   ------------    -------------
                                       COMMON/COLLECTIVE TRUST FUNDS
    *       Mellon Bank, N.A.             EB Temporary Investment      $ 65,914,890      65,914,890
    *       Mellon Bank, N.A.             EB MBA Government
                                           Corporate Bond Index          17,119,045      18,636,937
    *       Mellon Bank, N.A.             EB Stock Index                 52,470,484      97,779,255
    *       Mellon Bank, N.A.             EB Intermediate Bond           17,967,263      18,738,157
    *       Mellon Bank, N.A.             EB Stock                       39,496,262      60,352,721
                                                                       ------------     -----------
                                          Total common/collective
                                           trust funds                  192,967,944     261,421,960
                                                COMMON STOCK
    *       Mellon Bank Corporation       Mellon Bank Corporation
                                           common stock                  49,416,248      95,060,713
                                                                       ------------     -----------
                                          Total common stock             49,416,248      95,060,713
                                                   LOANS
    *       Participant loans             Participant loans with
                                           various rates of
                                           interest from 11.74%
                                           to 13.20% and various
                                           maturity dates through
                                           2005                                   0(1)    8,710,727
                                                                       ------------     -----------
                                          Total loans                             0       8,710,727
                                                                       ------------     -----------
                                          Total investments            $242,384,192     365,193,400
                                                                       ============     ===========

- --------
 *Party-in-interest

(1) The cost of participant loans is $-0- as indicated in the instructions to the Form 5500--Item 27(a).

                                                                      SCHEDULE 2

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                                PLAN NUMBER: 001

            ITEM 27(D)--REPORTABLE TRANSACTIONS--SINGLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1995

      SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
      COLUMN A               COLUMN B              COLUMN C      COLUMN D      COLUMN G      COLUMN H    COLUMN I
 ------------------- ------------------------   -------------- ------------- ------------- ------------- ---------
                                                                                           CURRENT VALUE
                                                                                            OF ASSET ON
     IDENTITY OF                                                                            TRANSACTION  NET GAIN
   PARTY INVOLVED      DESCRIPTION OF ASSETS    PURCHASE PRICE SELLING PRICE COST OF ASSET     DATE      OR (LOSS)
 ------------------- ------------------------   -------------- ------------- ------------- ------------- ---------
 Mellon Bank, N.A.-- EB Temporary  Investment    $60,539,116        N/A       60,539,116    60,539,116      N/A
  Trust Department    Fund
 Mellon Bank, N.A.-- EB Temporary  Investment        N/A        60,471,279    60,471,279    60,471,279      --
  Trust Department    Fund

- --------
Note 1: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.

N/A--Not applicable

                                                                      SCHEDULE 3

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                                PLAN NUMBER: 001

            ITEM 27(D)--REPORTABLE TRANSACTIONS--SERIES TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1995

         SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT
                                 OF THE CURRENT VALUE OF PLAN ASSETS
                                                                                   TOTAL
                                                                      TOTAL       DOLLAR
     IDENTITY OF                               NUMBER OF NUMBER OF DOLLAR VALUE    VALUE    NET GAIN
   PARTY INVOLVED     DESCRIPTION OF ASSETS    PURCHASES   SALES   OF PURCHASES  OF SALES   OR (LOSS)
 ------------------- -----------------------   --------- --------- ------------ ----------- ---------
 Mellon Bank, N.A.-- EB Temporary Investment      503       233    $144,886,052 148,078,938      --
  Trust Department    Fund
 Mellon Bank, N.A.-- EB Intermediate Bond         N/A         3        N/A       14,405,051  26,556
  Trust Department    Fund
 Mellon Bank, N.A.-- EB Stock Fund                  4       N/A      13,954,864     N/A         N/A
  Trust Department

- --------
N/A--Not applicable

[LOGO]
KPMG Peat Marwick LLP
One Mellon Bank Center   Telephone 412 391 9710          Telefax 412 391 8963
Pittsburgh, PA 15219     Telex 7106642199 PMM & CO PGH

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Mellon Bank Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-23635) on Form S-8 of Mellon Bank Corporation of our report dated June 10, 1996, that is included in the December 31, 1995 Annual Report on Form 11-K of the Mellon Bank Corporation Retirement Savings Plan.

/s/ KPMG Peat Marwick LLP

June 25, 1996

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon Bank Corporation Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Mellon Bank Corporation Retirement
                                           Savings Plan

                                          By: /s/ Steven G. Elliott
                                          Steven G. Elliott
                                          Chief Financial Officer of Mellon
                                          Bank Corporation & Member of the
                                          Corporate Benefits Committee

Date: June 27, 1995